SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month ended August 31, 2015

BONSO ELECTRONICS

INTERNATIONAL INC.

(Translation of Registrant’s name into English)

Room 1404, 14F

Cheuk Nang Centre

9 Hillwood Road, Tsimshatsui, Hong Kong

(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__ Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ___X__

Exhibits

99.1 Press Release dated August 19, 2015

Exhibit 99.1

Bonso Electronics Reports Year End Results

HONG KONG, August 19, 2015 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO), a designer and manufacturer of sensor based products, reported its financial results for the fiscal year ended March 31, 2015.

The Company reported a net income of $1.11 million or $0.21 basic and diluted income per share for the fiscal year ended March 31, 2015, compared to a net loss of $0.22 million or $0.04 basic and diluted loss per share for the fiscal year ended March 31, 2014. As a result, the Company’s book value per share became $2.26 as of March 31, 2015. The Company has filed its Annual Report on Form 20-F, which includes its audited financial statements for its fiscal year ended March 31, 2015, with the United States Securities and Exchange Commission (“SEC”). The Company’s Annual Report is available on the SEC's website at http://www.sec.gov.

Anthony So, the Chief Executive Officer of Bonso, stated, "We are pleased that our manufacturing facility in Xinxing, PRC, has been running smoothly for three years, and that the leasehold improvements to our new office building will be completed by December 2015. As a result, our future capital expenditures at our new manufacturing facility will be much less when compared to prior years.”

Mr. So noted, “Bonso has rented its old Shenzhen factory to a third party and will receive approximately $1.2 million of rental income per year. Also, Bonso intends to begin the process of seeking the necessary governmental approvals to permit it to redevelop the Shenzhen factory into a high-end commercial complex in a few years that will contain retail space, office space and some residential space. If we are successful in obtaining the necessary governmental approvals for the redevelopment, we believe that the rental income derived from leasing the redeveloped property will be a significant contributing factor to our profit in the future.”

Mr. So stated, “The Company’s current stock price is trading well below our book value of $2.26 as of March 31, 2015, and I believe that the Company is undervalued and the market has not accounted for the contribution from the rent of our old Shenzhen property.”

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. Bonso is also beginning the process to redevelop the land upon which its Shenzhen factory was previously located. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,'' “our strategy” or similar expressions. Forward-looking statements made in this press release, which relate to the positive impact resulting from the sale of certain land use rights involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.

(Registrant)

Date: September 29, 2015	By: /s/ Albert So
Albert So, Chief Financial Officer and Secretary

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